Attorney Work Product

Privileged & Confidential

May 15, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Nicholas Panos

Re:	Cano Health, Inc.

PRE 14A - Preliminary Proxy Statement

Filed May 2, 2023

File No. 001-39289

Dear Mr. Panos:

This letter is submitted on behalf of Cano Health, Inc. (the “Company,” “we,” “us” or “our”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s preliminary proxy statement on Schedule 14A initially filed with the Commission on May 2, 2023 (the “Preliminary Proxy Statement”), as set forth in your letter dated May 10, 2023 (the “Comment Letter”). The Company is concurrently filing an Amendment No. 2 to the Preliminary Proxy Statement (“Amendment No. 2”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Preliminary Proxy Statement, and page references in the responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Preliminary Proxy Statement.

PRE 14A | Preliminary Proxy Statement under cover of Schedule 14A

General

1.

The first page of the proxy statement, as defined in Rule 14a-1(g), and distinguished from the Notice or any letter to shareholders, must be marked as preliminary. Given that a preliminary proxy statement may be lawfully disseminated under Rule 14a-3(a), please revise. See Rule 14a-6(e)(1) of Regulation 14A..

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 1 of Amendment No. 2 in response to this comment.

2.

We note that on or about May 5, 2023, the registrant intended to mail a Notice of Internet Availability of Proxy Materials. Notwithstanding this disclosure within the Notice of the 2023 Annual Meeting, please advise us, with a view towards revised disclosure, of the applicability of the provisions governing the expected date of proxy statement distribution. As required by both Rule 14a-6(d) and Item 1(b) of Schedule 14A, please place the date upon which the proxy statement will be mailed to shareholders on the first page of the proxy statement as defined under Rule 14a-1(g), or advise.

RESPONSE: The Company respectfully advises the Staff that the Company has not yet determined the date upon which the definitive proxy statement will be mailed to stockholders. The Company will include the date upon which the proxy statement will be mailed to stockholders on the first page of the proxy statement as defined under Rule 14a-1(g) in the definitive proxy statement. In addition, the Company supplementally advises the Staff that it has determined that notice and access will not be used in connection with this proxy campaign. The Company intends to utilize the full set delivery method set forth in Rule 14a-16(n) to distribute its definitive proxy materials to its stockholders, and further confirms that it will deliver a full copy of its definitive proxy materials and annual report to each stockholder as required pursuant to Rule 14a-16(n). Accordingly, the Company has revised the disclosure in Amendment No. 2 to reflect this change.

3.

To the extent that the registrant planned to rely upon Rule 14a-16 for electronic dissemination of its proxy statement, any Notice of Internet Availability of Proxy Materials provided to security holders must be filed with the Commission pursuant to Rule 14a-6(b) no later than the date that the registrant first sends the notice to security holders. See Rule 14a-16(i). As of the transmission of this comment letter, no such Notice has been filed. Please advise us, with a view towards revised disclosure, whether the registrant intends to satisfy its dissemination obligations under Rule 14a-3 by making its proxy materials available over the internet in reliance upon Rule 14a-16.

RESPONSE: As noted in the Company’s response to Comment 2 above, the Company intends to utilize the full set delivery option and will not rely on Rule 14a-16 to satisfy its dissemination obligations under Rule 14a-3. The Company has revised the disclosure in Amendment No. 2 to reflect this intention.

4.

We noticed that on April 28, 2023, former directors of the registrant who represent approximately 36% of its voting power commenced litigation in the Court of Chancery of the State of Delaware against the current members of the Board and the registrant. The former directors seek an order compelling the reopening of “the window” under the registrant’s bylaws for stockholders to propose the removal of one or more directors pursuant to 8 Del. C. §141(k) and to nominate director candidates and bring forth other proposals at the 2023 annual meeting of stockholders. Please advise us whether the registrant plans to amend its proxy statement to provide disclosure in response to Items 4(b) and 5(b) of Schedule 14A should the former directors commence a solicitation in opposition involving the election of directors.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that since the receipt of your Comment Letter, the former directors have filed a preliminary proxy statement on Schedule 14A on May 10, 2023 (the “Preliminary Proxy Statement”) with the Commission in connection with the proposed solicitation of proxies from the stockholders of the Company at the Company’s 2023 annual meeting of stockholders. As the Staff may know, the former directors have engaged in a highly public stockholder activist campaign shortly after voluntarily resigning from the board of directors of Cano Health on March 30, 2023. Since such resignation, the former directors have filed subsequent Schedule 13D’s and related letters to stockholders on April 10, 2023 (the “First Letter”), April 17, 2023 and April 26, 2023 (collectively, the “Letters”) which, beyond a reasonable doubt, amount to soliciting material. Even under a less expansive reading of what constitutes soliciting material, it is beyond doubt that the following quotes, among others, in the Letters clearly constitute solicitation material:

•	“Turning around Cano begins with putting the right people in the right positions. First and foremost, it is crystal clear to us that Cano needs to replace Dr. Hernandez.”

•	“A second priority of ours is helping to reconstitute the Board.”

•

“[The former directors are] prepared to promptly submit a notice seeking, among other things, to nominate high-integrity and well-qualified directors at the Annual Meeting and bring forth other proposals, including the removal of one or more directors.”

•

“[The former directors reiterate their] Demand that the Board Respect the Wishes of Shareholders by Making Necessary Leadership Changes or Reopening the Window to Nominate Director Candidates and Submit Proposals at 2023 Annual Meeting.”

However, despite this (and inconsistent with their Preliminary Proxy Statement), the former directors affirmatively stated in their First Letter that “[i]t is important to underscore that [the former directors] are not ‘activist investors’” and “[the former directors] are not soliciting any support in connection with a future meeting of shareholders at this time,” and consistent with these public statements, the former directors, did not treat these materials as solicitating materials under Rule 14a-12 of the Exchange Act and did not include any required 14a-12 legend. In light of this, the former directors were undoubtedly relying on Rule 14a-2(b) under the Exchange Act, the so-called “disinterested person” exemption, which would permit them to issue solicitation material without relying on Rule 14a-12. Further, as required for eligibility under the exemption provided by Rule 14a-2(b)(vi), none of the former directors expressly “disclosed pursuant to Item 4 [of Schedule 13D,] an intent or reserved the right to engage in…any contested solicitation for the election of directors” at the time each of the former directors filed their Schedule 13D. Around the time of their Schedule 13D filings, the former directors made statements in the First Letter which was consistent with their reliance on Rule 14a-2(b) (as opposed to utilizing Rule 14a-12) by stating: “we are not soliciting any support in connection with a future meeting of shareholders at this time.”

However, the former directors have now conveniently changed tactics right before the Company is eligible to file its definitive proxy statement. The former directors have been represented by sophisticated counsel who is well versed in the proxy rules relating to solicitations and should have been well aware of such disinterested person exemption and the requirements and restrictions therein. As the Staff is aware, the Commission’s position when a stockholder relies on Rule 14a-2(b) is crystal clear, “any person who relies on Rule 14a–2(b)(1) for exempt communications will be deemed to have made an irrevocable election to maintain exempt status throughout the relevant soliciting period. Thus, a person who relies on the exemption could not undertake, with respect to the same meeting or solicitation, a regulated proxy solicitation regarding a matter that was the subject of the exempt solicitation without rendering the prior solicitation activity in violation of the full panoply of the proxy rules.” Accordingly, because the former directors have relied on Rule 14a-2(b), the Staff should immediately require that the former directors cease and desist from engaging in any regulated proxy solicitation regarding the election of directors, including the withhold campaign set forth in the Preliminary Proxy Statement at the Company’s 2023 Annual Meeting of Stockholders.

In addition to the foregoing, the Company respectfully advises the Staff that it believes it is not required to provide disclosures in response to Items 4(b) and 5(b) of Schedule 14A as Rule 14a-12(c) only pertains to “[s]olicitations by any person or group of persons for the purpose of opposing a solicitation subject to this regulation by any other person or group of persons with respect to the election or removal of directors at any annual or special meeting.” Given that the Company’s 2023 annual meeting of stockholders is an uncontested election (i.e., no person is soliciting with respect to competing candidates for election or for the removal of directors), the standard to elect the nominees under the Company’s bylaws is a plurality vote and the former directors’ purported “withhold” campaign will have no effect on the outcome of the election of directors at the Company’s 2023 annual meeting of stockholders.

5.

To the extent that any revised proxy statement is filed in order to disclose the results of the pending litigation and/or to provided disclosure in response to Items 4(b) and 5(b) should the solicitation become indisputably contested, please confirm that the proxy statement will be submitted using an EDGAR header tag that will properly reflect the existence of a solicitation in opposition. All filers must prepare electronic filings in the manner prescribed by the EDGAR Filer Manual which sets forth the technical formatting requirements for electronic submissions. See Rule 301 of Regulation S-T.

RESPONSE: The Company respectfully advises the Staff that it will include a disclosure of the results of the pending litigation. As noted in the Company’s response to Comment 4 above, the Company believes that it is not required to provide disclosures pursuant to Items 4(b) and 5(b) of Schedule 14A.

6.

The term “proxy statement” is defined in Rule 14a-1(g) and, in this context, means the disclosure statement codified at Rule 14a-101. The form of proxy is not among the mandated disclosures under Rule 14a-101. Disclosure on the form of proxy is regulated under Rule 14a-4. In addition, no form of proxy may be given to a security holder unless the security holder concurrently receives, or has previously received, a definitive proxy statement that has been filed with the Commission pursuant to Rule 14a-6(b). See Rule 14a-4(f). The form of proxy also must be on file with the Commission for at least ten calendar days prior to the date a definitive proxy statement and definitive form of proxy are first sent to security holders. See Rule 14a-6(a). Because the form of proxy has not yet been filed, please be advised that the referenced minimum ten calendar day period has not commenced. In addition, please mark the form of proxy as preliminary when filed. See Rule 14a-6(e)(1) of Regulation 14A.

RESPONSE: The Company respectfully advises the Staff that it has filed the preliminary form of proxy with the Commission on May 11, 2023. The Company respectfully submits that the inadvertent omission of the proxy card from the Company’s initial filing of the preliminary proxy statement should not result in the recommencement of the ten day time period for which information must be on file with the Commission prior to the date definitive copies of such material are first sent or given to security holders. In connection with the Commission’s decision to impose a preliminary filing period for proxy materials, the Commission expressed the view in SEC Release No. 4775 that the filing of such preliminary materials “shall be for the information of the Commission only.” While the ten day time period serves an important function in facilitating the Staff’s review, we do not believe in this case that recommencement of the period would serve any investor protection function. There has not been any fundamental change in the proxy material that would otherwise warrant the recommencement. The Company believes the preliminary proxy statement on file is sufficient to provide stockholders with adequate time to make informed voting decisions.

Q: What is a broker non-vote?, page 7

7.

Item 21(b) of Schedule 14A requires the person filing the proxy statement to disclose “the method by which votes will be counted [and] the treatment and effect of [ ] broker non-votes…” Please advise us of the legal basis upon which the registrant relied to equate the possible voting by banks and other intermediaries in their discretion with the discretionary voting by brokers. See Exchange Act Release No. 30849 (June 24, 1992); see also Exchange Act Release No. 62764 (September 15, 2011) (expressly identifying “broker non-votes” as instances where brokers are allowed to use their discretion to vote absent instructions).

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 7 of Amendment No. 2 in response to this comment. The Company acknowledges that persons other than brokers, such as banks and other intermediaries, are not the equivalent of brokers for purposes of providing broker non-vote disclosures under Item 21(b) of Schedule 14A. Accordingly, the Company has made the above-mentioned revisions to ensure compliance with Item 21(b).

Employment Agreements, page 31

8.

Notwithstanding the disclosures in this section or in any publicly available agreements, please advise us, with a view toward revised disclosure, whether any indemnification agreements or understandings exist between the nominees and the registrant. See Item 7(b) of Schedule 14A and corresponding Item 401(a) of Regulation S-K.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 33 of Amendment No. 2 in response to this comment.

Proposal 2 - Advisory Vote on the Compensation of our Named Executive Officers, page 56

9.

Item 24 of Schedule 14A, titled “Shareholder Approval of Executive Compensation”, requires a registrant to “disclose the current frequency of shareholder advisory votes on executive compensation required” and “when the next such shareholder advisory vote will occur.” Please advise us where in the proxy statement we can locate these required disclosures or, alternatively, disclose this information or provide an explanation as to why the disclosure has been omitted.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 61 of Amendment No. 2 in response to this comment.

Discretion to Implement the Reverse Stock Split, page 58

10.

The disclosure indicates that the “Board does not intend for this transaction to be the first step in a ‘going private transaction’ within the meaning of Rule 13e-3 of the Exchange Act.” Given the definition of a Rule 13e-3 transaction in Rule 13e-3(a)(3), however, the reverse stock split could still be required to comply with Rule 13-3 irrespective of the Board’s intent to the extent that the ultimate result of this solicitation has a “reasonable likelihood” of producing one of the two specified effects codified in Rule 13e-3(a)(3)(ii). In light of the fact the authorization sought by this solicitation could be valid for one year, please provide us with an analysis that demonstrates how the registrant can make a determination that the contemplated reverse stock split will not be reasonably likely to produce a going private effect.

RESPONSE: The Company respectfully advises the Staff that the contemplated Reverse Stock Split, cashing out of fractional shares and the potential reduction in the number of record holders will not constitute a going private transaction pursuant to Rule 13e-3. Rule 13e-3(a)(3) provides that a Rule 13e-3 transaction must have “either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii): (A) causing any class of equity securities of the issuer which is subject to Section 12(g) or Section 15(d) of the Exchange Act to become eligible for termination of registration under Rule 12g-4 or Rule 12h-6, or causing the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6; or suspension under Rule 12h-3 or Section 15(d) of the Exchange Act; or (B) causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted on an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

Rule 13e-3(a)(3)(ii)(A)

The Company’s Class A common stock would become eligible for termination of registration if it became held of record for purposes of the Exchange Act (which does not include a broker look-through) by fewer than 300 persons. As of April 19, 2023, there were approximately 45 record holders of the Company’s Class A common stock (as calculated pursuant to Rule 12g5-1 under the Exchange Act, in accordance with Question and Answer 152.01 in the Division of Corporation Finance’s Compliance and Disclosure Interpretations (“C&DIs”)). The Company has determined that the effects referred to in Rule 13e-3(a)(3)(ii)(A) are not applicable to the Reverse Stock Split because, prior to the Reverse Stock Split, the Company had fewer than 300 record holders of its Class A common stock and was therefore already eligible to terminate the registration of its Class A common stock under Section 12g-4 and to suspend its obligation to report under Rule 12h-3 and Section 15(d). Pursuant to applicable guidance issued by the Commission, including Question 104.01 of the C&DIs relating to Going Private Transactions, Rule 13e-3 and Schedule 13E-3, a “transaction would not be deemed to have “caused” a class of securities to become eligible for termination of registration or suspension of the obligation to report” where “the issuer was already eligible to terminate the registration under Section 12(g) or to suspend the obligation to report under Section 15(d).” Accordingly, even if the number of record holders of the Company decreased as a result of the Reverse Stock Split, the Reverse Stock Split would not be deemed to produce a going private effect because there were already fewer than 300 record holders of the Company’s Class A common stock prior to the Reverse Stock Split.

Rule 13e-3(a)(3)(ii)(B)

Further, the Company has determined that the effects referred to in Rule 13e-3(a)(3)(ii)(B) are not applicable because the Reverse Stock Split will not cause the Company’s Class A common stock to be delisted from the New York Stock Exchange (the “NYSE”). Under Section 802.01 of the NYSE Listed Company Manual, the NYSE would give consideration to prompt suspension and delisting procedures with respect to a listed security if the number of total stockholders (determined at the beneficial holder level, including beneficial stockholders who hold shares through custodians, brokers and banks) is less than 400. Based on a NOBO search conducted in connection with the Company’s 2023 annual stockholders’ meeting, as of May 8, 2023, the record date of the annual stockholders’ meeting, the Company had approximately 26,279 beneficial holders of the Company’s Class A common stock for purposes of the NYSE’s continued listing standards. Assuming the maximum reverse stock split exchange ratio of 1-to-30, the Company will continue to have well over 400 beneficial stockholders after the Reverse Stock Split, which will satisfy the NYSE’s continued listing requirement regarding the number of shareholders.

The Company is not seeking to terminate the registration of its Class A common stock under Rule 12g-4 or to suspend its obligation to report under Exchange Rule 12h-3 and Section 15(d). As the Company has disclosed in its proxy statement, the Reverse Stock Split is not part of a broader plan to take the Company private. The primary purpose of the Reverse Stock Split is to the contrary – to allow the Company to remain listed on the NYSE. One of the NYSE’s listing standards is the minimum closing price requirement, which requires that the average closing price of stock of listed companies be at least $1.00 per share over a consecutive 30 trading-day period.

For the reasons stated above, the Company does not believe the going private effects specified in Rule 13e-3 are applicable to the Reverse Stock Split.

*****

Please direct any questions regarding the Company’s responses or Amendment No. 2 to me at (561) 403-9908 or David.Armstrong@canohealth.com.

Sincerely,

Cano Health, Inc.

By: /s/ David Armstrong
Name: David Armstrong Title: General Counsel, Chief Compliance Officer and Secretary

cc:    Audrey S. Leigh, Esq., Goodwin Procter LLP